FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

Material Event

Closing of the acquisition of

50% of the share capital of

FCA Compañía Financiera S.A.

and determination of the final price

Autonomous City of Buenos Aires, December 10, 2025

To
National Securities Commission (CNV)
Argentine Stock Exchanges and Markets S.A. (BYMA)
Open Electronic Market (MAE)
Present

RE: Material Event – Closing of the acquisition of 50% of the share capital of FCA Compañía Financiera S.A. and determination of the final price

To whom it may concern:

I am writing to you in my capacity as Head of Investor Relations of Banco BBVA Argentina S.A. (hereinafter, the “Company”), in compliance with Chapter I of Title XII of the rules and regulations issued by the National Securities Commission (Consolidated Text 2013, as amended and supplemented), for the purpose of informing you that today the transaction through which Banco BBVA Argentina S.A. acquired 50% of the share capital of FCA Compañía Financiera S.A. (“FCA CF”) has been closed, after obtaining all applicable regulatory authorizations, including those from the Central Bank of the Argentine Republic and the Secretariat of Industry and Commerce.

Furthermore, please be advised that the final price of the transaction amounted to ARS 34,789 million (thirty-four billion seven hundred eighty-nine million Argentine pesos), as determined pursuant to the applicable contractual terms and based on the financial information as of October 30, 2025, considered the closest date to the closing of the transaction.

Finally, please note that the disclosed price will be subject to a subsequent adjustment, which will be determined using the audited financial statements as of November 30, 2025, in accordance with the mechanisms contractually established.

Yours sincerely,

BANCO BBVA ARGENTINA S.A.

Eduardo González Correas

Head of Investor Relations

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: October 16, 2025	By: /s/ Carmen Morillo Arroyo Name: Carmen Morillo Arroyo Title: Chief Financial Officer